                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)



                        Mitcham Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   606501 104
                   -------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



February 17, 1998










                               Page 1 of 12 Pages

                                  SCHEDULE 13G

CUSIP No.  606501 104                                         Page 2 of 12 Pages

===============================================================================================
  1                NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                   Billy F. Mitcham, Jr.

-----------------------------------------------------------------------------------------------
  2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                  GROUP                                                                 (a) [ ]

                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------
  3               SEC USE ONLY


-----------------------------------------------------------------------------------------------
  4               CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas, U.S.A.
-----------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                5
         Number of                       666,062(1)
           Shares             -----------------------------------------------------------------
        Beneficially
          Owned By              6      SHARED VOTING POWER
            Each
         Reporting                        N/A
           Person             -----------------------------------------------------------------
            With

                                7      SOLE DISPOSITIVE POWER

                                         255,000
                              -----------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                         N/A
-----------------------------------------------------------------------------------------------
 9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    666,062(1)
-----------------------------------------------------------------------------------------------
 10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      [ ]


-----------------------------------------------------------------------------------------------
 11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.0%
-----------------------------------------------------------------------------------------------
 12               TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                   IN
===============================================================================================


----------
(1)  See Statement 1 attached.

                                                                    Page 3 of 12
                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

         Mitcham Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         P. O. Box 1175
         44000 Highway 75 South
         Huntsville, Texas 77342

Item 2(a).  Name of Person Filing:

         Billy F. Mitcham, Jr.

Item 2(b).  Address of Principal Business Office or if none, Residence:

         P. O. Box 1175
         44000 Highway 75 South
         Huntsville, Texas 77342

Item 2(c).  Citizenship:

         Texas

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         606501 104

Item 3. Not Applicable. This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4.  Ownership:

         (a)      Amount Beneficially Owned: 666,062 Shares

         (b)      Percent of Class: 7.0%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:  666,062

                  (ii) shared power to vote or to direct the vote:
                       NONE

                  (iii) sole power to dispose of or to direct the disposition of: 255,000

                  (iv) shared power to dispose of or to direct the disposition of: NONE

Item 5.  Ownership of 5% or Less of a Class:

         See Statement 2 attached.

Item 6. Ownership of More than 5% on Behalf of Another Person:

         Other than as set forth on Statement 1, no person other than the person filing this statement has an economic interest in the securities reported on which relates to more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         See Statement 2 attached.

Item 9.  Notice of Dissolution of Group:

         See Statement 2 attached.

Item 10.  Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                       ----------------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               /s/ Billy F. Mitcham, Jr.
                                             ----------------------------------
                                             Billy F. Mitcham, Jr.



February 17, 1998

                                  SCHEDULE 13G


CUSIP No.  606501 104                                         Page 6 of 12 Pages


===============================================================================================
  1                NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

                   Billy F. Mitcham, Sr.

-----------------------------------------------------------------------------------------------
  2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                  GROUP                                                                 (a) [ ]
                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------
  3               SEC USE ONLY


-----------------------------------------------------------------------------------------------
  4               CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas, U.S.A.
-----------------------------------------------------------------------------------------------
                                       SOLE VOTING POWER
                                5
         Number of                       NONE(1)
           Shares             -----------------------------------------------------------------
        Beneficially
          Owned By              6      SHARED VOTING POWER
            Each
         Reporting            -----------------------------------------------------------------
           Person
            With                7      SOLE DISPOSITIVE POWER

                                         170,790
-----------------------------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                         N/A
-----------------------------------------------------------------------------------------------
 9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    170,790
-----------------------------------------------------------------------------------------------
 10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      [ ]


-----------------------------------------------------------------------------------------------
 11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.8%
-----------------------------------------------------------------------------------------------
 12               TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
===============================================================================================

----------

(1)  See Statement 1 attached.

                                                                    Page 7 of 12
                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

         Mitcham Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         P. O. Box 1175
         44000 Highway 75 South
         Huntsville, Texas 77342

Item 2(a).  Name of Person Filing:

         Billy F. Mitcham, Sr.

Item 2(b).  Address of Principal Business Office or if none, Residence:

         P. O. Box 1725
         Huntsville, Texas 77342

Item 2(c).  Citizenship:

         Texas

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         606501 104

Item 3. Not Applicable. This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4.  Ownership:

         (a)  Amount Beneficially Owned: 170,790 Shares

         (b)  Percent of Class:  1.8%

         (c)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote:  NONE

              (ii) shared power to vote or to direct the vote:  NONE

              (iii) sole power to dispose of or to direct the disposition of:
                    170,790

              (iv)  shared power to dispose of or to direct the disposition of:
                    NONE

Item 5.  Ownership of 5% or Less of a Class:

         See Statement 2 attached.

Item 6. Ownership of More than 5% on Behalf of Another Person:

         No person other than the person filing this statement has an economic interest in the securities reported on which relates to more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         See Statement 2 attached.

Item 9.  Notice of Dissolution of Group:

         See Statement 2 attached.

                       ----------------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Billy F. Mitcham, Sr.
                                              ----------------------------------
                                              Billy F. Mitcham, Sr.



February 17, 1998

                                   STATEMENT 1
                               TO AMENDMENT NO. 3
                                 TO SCHEDULE 13G
                            OF BILLY F. MITCHAM, JR.
                            AND BILLY F. MITCHAM, SR.


         The number of shares with respect to which the named reporting person has sole voting power (666,062) includes 255,000 shares which he beneficially owns and an aggregate of 269,490 shares of the indicated class of equity securities owned by Billy F. Mitcham, Sr. (125,040 shares), Paul C. Mitcham (89,930 shares) and two trusts established for the benefit of the named reporting person's sons (54,520 shares), as to which the named reporting person has the right to vote under a Voting Agreement.

         Also included in the total number of shares to which the named reporting person has sole voting power when acquired is an aggregate of 141,572 shares underlying currently exercisable options and warrants, as follows: Billy
F. Mitcham, Jr. (38,880 shares), Billy F. Mitcham, Sr. (45,750 shares), Paul C. Mitcham (39,500 shares) and the two trusts (17,442 shares each). All shares underlying the above-described options and warrants granted to persons other than Billy F. Mitcham, Jr. will, when issued, be subject to the above-described Voting Agreement.

                                   STATEMENT 2
                              TO AMENDMENT NO. 3 TO
                                  SCHEDULE 13G
                            OF BILLY F. MITCHAM, JR.
                            AND BILLY F. MITCHAM, SR.

         Because Billy F. Mitcham, Sr. no longer beneficially owned 5% of the Company's common stock as of December 31, 1997, this Amendment No. 3 is his final report under Section 13(g) and Rule 13d-2(b), and also constitutes notice of the dissolution of the group formerly consisting of Mr. Mitcham, Sr. and Billy F. Mitcham, Jr. All further filings with respect to transactions in the security reported on will be filed, if required, by Billy F. Mitcham, Jr. in his individual capacity.

                                    AGREEMENT

         This Agreement (the "Agreement") is by and between Billy F. Mitcham, Jr. and Billy F. Mitcham, Sr. (collectively, the "Reporting Persons"), which parties agree as follows:

         Pursuant to the provisions of Reg. 13d-1(f)(1), the Reporting Persons do hereby agree that this Schedule 13G (the "Schedule") is filed on behalf of each of them and acknowledge that (i) the Schedule contains the information required by Reg. 13d-1 for each of them; and (ii) each of them is responsible for the timely filing of the Schedule and any required amendments thereto.



                                                 /s/ Billy F. Mitcham, Jr.
                                              ----------------------------------
                                              Billy F. Mitcham, Jr.


                                                /s/ Billy F. Mitcham, Sr.
                                              ----------------------------------
                                              Billy F. Mitcham, Sr.